

January 27, 2009

Via U.S. Mail and Fax (604) 687-4026
Mr. Earl W. Price
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

> **Re: Eldorado Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**

Dear Mr. Price:

    We have reviewed your response letter dated November 10, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the period ended December 31, 2007

Depletion, Depreciation and Amortization, page 8

1.   We note your response to our prior comment 5. We also note that the amortization amount not recorded in the amount of $360,800 for 2006 represents approximately 11% of your net income in 2006. Tell us how you concluded your shareholders were giving value to your stock based on your existing assets and future production and not on your results of operations in 2006. In this respect, clarify how you evaluated the impact of the error on net income in fiscal year 2006 as part of your overall materiality analysis. Therefore, we reissue our request for your SAB 99 analysis that supports your conclusion the amortization expense would have been immaterial for US GAAP purposes for fiscal year 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief